EXHIBIT 99(b)

Independent Accountants' Report

The Board of Directors

HSBC Finance Corporation:

We have examined management's assertion that the servicing of mortgage loans owned by Household Mortgage Loan Trust 2004-HC1 (the loans) has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 27, 2004 (the Agreement) as of December 31, 2004 and for the period August 27, 2004 to December 31, 2004. Management is responsible for the assertion. Our responsibility is to express an opinion on management's assertion based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and in compliance with the audit guide for audits of non-supervised mortgagees approved by the Department of Housing and Urban Development (to the extent that the procedures in such audit guide are applicable to the servicing obligations set forth in the Agreement), accordingly, included examining, on a test basis, evidence about HSBC Finance Corporation's compliance with the terms and conditions of the Agreement and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, management's assertion that the servicing of loans has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 27, 2004 as of December 31, 2004 and for the period August 27, 2004 to December 31, 2004 is fairly stated, in all material respects.

This report is intended solely for the information and the use of the addressee, the trustee(s), rating agencies, and others, as applicable, in accordance with the Agreement.

/s/ KPMG LLP

March 1, 2005

Management Assertion

As of December 31, 2004 and for the period August 27, 2004 to December 31, 2004, the servicing of mortgage loans owned by Household Mortgage Loan Trust 2004-HC1 has been conducted by HSBC Finance Corporation, successor by merger to Household Finance Corporation, as Master Servicer, in compliance with the terms and conditions of the Sale and Servicing Agreement dated August 27, 2004.

/s/ Steve Smith Steve Smith Servicing Officer HSBC Finance Corporation March 1, 2005 Date

/s/ Michael Holcomb Michael Holcomb Chief Financial Officer - HSBC Finance Corporation - Mortgage Services March 1, 2005 Date	/s/ Greg Gibson Greg Gibson Managing Director - Operations - HSBC Finance Corporation - Mortgage Services March 1, 2005 Date